April 6, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, DC 20549

Attention: Jeff Jaramillo, Accounting Branch Chief

Dear Mr. Jaramillo:

OmniVision Technologies Inc.

Form 10-K for the fiscal year ended April 30, 2011 — Filed June 29, 2011

Form 10-Q for the fiscal quarter ended October 31, 2011 — Filed December 9, 2011

File No. 000-29939

We write in response to the further comments from the staff of the Securities and Exchange Commission (the “Staff”) received by e-mail dated March 26, 2012 relating to the Annual Report on Form 10-K filed by OmniVision Technologies, Inc. (“OmniVision” or the “Company”) for its fiscal year ended April 30, 2011 (the “Form 10-K”) and the Quarterly Report on Form 10-Q (the “Form 10-Q”) for its fiscal quarter ended October 31, 2011, and to our letter dated March 13, 2012.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K and the Form 10-Q.

* * * * * * * *

Form 10-Q For the Quarterly Period Ended October 31, 2011

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 6 — Acquisition of Production Operations from VisEra, page 11

1.              We see your response to prior comment 5 indicating that the benefit of $8.6 million relating to your acquisition of the CameraCube production operations from VisEra represents the acquisition-date fair value remeasurement gain recognized based on the guidance at ASC 805-10-25-9 and ASC 805-10-25-10. Given that the referenced authoritative literature addresses the accounting requirements for business combinations achieved in stages, please address the following:

•                  Clarify for us how the October 2011 transaction represented a business combination achieved in stages,

OmniVision has an effective ownership of 43.2% (please see details below) in VisEra Technologies Company Ltd. (“VisEra Technology”)  and our investment in VisEra Technology (through VisEra Holding Company, as described below) is accounted for under the equity method of accounting. VisEra Technology owned 100% of the CameraCube production operations, which was an integral part of VisEra Technology’s operations before October 31, 2011. Consequently, by way of our 43.2% ownership of VisEra Technology, OmniVision held an “indirect” economic interest in 43.2% of the CameraCube production operations prior to October 31, 2011 but did not control such operations. Consistent with the guidance in ASC 323-10-35-4 and 323-10-35-13, an equity method investor considers and reflects its share of the underlying equity in net assets and earnings or loss of an investee, in the same fashion as if the investee were a consolidated subsidiary. With the acquisition of the CameraCube production operations by us on October 31, 2011, we gained full control of the CameraCube production operations and our economic interest in such operations increased to 100%.

VisEra’s CameraCube production operations constitutes a “business” under ASC 805-10-55-4. The three elements of a business as defined in ASC 805-10-55-4 are all met: i) input: the purchase includes both the necessary intellectual property, production equipment, and the workforce related to the conduct of the production processes; ii) process: the operations has an organized workforce with the necessary skills and capability to apply the inputs to create CameraCubes; and iii) output: the CameraCubes can all be sold in the marketplace. Under ASC 805-10-55-8, it is also possible for a market participant to conduct and manage the operations as a business.

Consequently, although our initial ownership in CameraCube production operations was an indirect interest through an equity method investee, we believe that in substance our acquisition of a direct 100% interest in the CameraCube production operations effectively represented a business combination of a collection of assets which constituted a “business” that we previously held an economic interest and, therefore, we analogized to the related guidance under ASC 805-10-25-9 and ASC 805-10-25-10, as further discussed below.

•                  Describe to us VisEra’s ownership structure and ownership percentages in the CameraCube production operations prior to your October 2011 acquisition of such operations from VisEra,

OmniVision and Taiwan Semiconductor Manufacturing Co., Ltd. (“TSMC”) each holds 49.1% of the outstanding shares of VisEra Holding Company’s (“VisEra Holding”), a holding company organized under the laws of Cayman Islands and consisting of one operating subsidiary named VisEra Technologies Company Ltd. (“VisEra Technology”), a Taiwan-based entity.  The remaining outstanding shares of VisEra Holding are owned by an unrelated third party. VisEra Holding controls and consolidates VisEra Technology, and VisEra Holding’s only asset and activity is its ownership in VisEra Technology.

VisEra Holding owns 88% of the outstanding shares of VisEra Technology. The remaining 12% of the outstanding shares is primarily owned by employees of VisEra Technology. As such, as of October 31, 2011, OmniVision had an effective ownership of 43.2% (49.1% × 88.0%) in VisEra Technology’s net assets. VisEra Technology owned 100% of the CameraCube production operations which was an integral part of VisEra Technology’s operations before October 31, 2011.

Tell us whether OmniVision directly owned any equity interests in the CameraCube production or the other operating businesses of VisEra prior to the October 2011 transaction. We note that your response indicated that “By way of OmniVision’s 49.1% ownership interest in VisEra, OmniVision effectively held an interest in VisEra’s CameraCube production operations”, and

OmniVision did not directly own any equity interests in the CameraCube production or the other operating businesses of VisEra Technology prior to the October 2011 transaction.

•                  Explain to us how you considered the ownership structure you describe in response to the above bullet points when concluding that the guidance in ASC 805-10-25-9 and ASC 805-10-25-10 was applicable, and explain in detail how you applied the guidance.

As summarized in our response to the first bullet point above, immediately before the October 2011 transaction, OmniVision held an “indirect” 43.2% economic interest in the CameraCube production operations by way of our  ownership interest in VisEra Holding, but did not control the activities of the CameraCube business. With the acquisition of 100% of the CameraCube production operations on October 31, 2011, from VisEra Technology, OmniVision gained complete control over the CameraCube production operations.

Consequently, although our initial ownership in the CameraCube production operations was an indirect interest, we believe that in substance our acquisition of a controlling interest in the CameraCube production operations effectively represented a business combination achieved in stages and therefore, we analogized to the related guidance under ASC 805-10-25-9 and ASC 805-10-25-10 and remeasured our previously held economic interest in the CameraCube production operations to the acquisition-date fair value. The resulting gain represents the difference between the acquisition-date fair value of the net assets acquired that comprise the CameraCube production operations as compared to the carrying value of our proportional 43.2% ownership of these assets, which was previously included within our equity method investment account. In reaching our decision to remeasure our preexisting economic interest to the acquisition-date fair value, we also considered key concepts discussed in Accounting Standards Update (“ASU”) 2010-2, which contemplates transactions with existing equity method investees, including that: 1) the gain or loss of control of a business is considered to be a significant economic event for which remeasurement of a preexisting interest to fair value is a more representationally faithful depiction of the transaction (paragraph BC9),  2) the form of such transactions should not result in a different accounting treatment and the same accounting should apply regardless of whether the business activity is transferred in asset or legal entity form (paragraphs BC2 and BC16), and 3) the accounting would not differ if the transaction was with an existing equity method investee or joint venture (BC17).

While ASU 2010-2 was written in the context of a sale (and loss of control) of a business to an equity method investee, we believe that the key concepts and conclusions expressed in this guidance are equally applicable to gaining control of a business previously held by an equity method investee, as the gain or loss of control of a business is considered to be a significant economic event requiring remeasurement to fair value.

2.              Referencing our phone conversation on March 29, 2012, we request that you quantify the percentage of revenues at VisEra as derived from sales to OmniVision in fiscal 2010 and 2011.

As disclosed in Note 17 — “Related Party Transactions” to our consolidated financial statements in the Form 10-K, sales from VisEra to OmniVision in fiscal 2010 and 2011 totaled $74.7 million and $110.9 million, respectively. During the same periods, VisEra recorded total revenues of $78.8 million and $114.8 million, respectively. As such, sales attributable to OmniVision represented approximately 94.8% and 96.6% of VisEra’s total revenues in fiscal 2010 and 2011, respectively.

Although you did not specifically request us to do so in your correspondence dated March 26, 2012, the Company acknowledges that:

(i)                                   the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

(ii)                                Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)                             the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to Wilson Sonsini Goodrich & Rosati, P.C., the Company’s counsel, in the envelope provided.

Please direct any further questions or comments to me at (408) 653-3139, or to our Senior Vice President of Global Management and General Counsel, Ms. Y. Vicky Chou at (408) 567-3005.

Sincerely,

OmniVision Technologies, Inc.

/s/ Anson Chan
Anson Chan
Vice President Finance and Chief Financial Officer